Filed by TiVo Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934, as amended

Subject Company: TiVo Corporation; Xperi Corporation; XRAY-TWOLF HoldCo Corporation

Commission File No.: 001-37870

TiVo Q1 2020 Earnings Script

On May 6, 2020, TiVo Corporation (“TiVo”) held its quarterly conference call to discuss its first quarter 2020 financial and operational results. This document is a reproduction of management’s remarks during such call, other than the Non-GAAP financial information and other legends that are included at the end of this document after the end of the call transcript.

Legal Overview/Nicole Noutsios

I’m Nicole Noutsios, Investor Relations at TiVo. With me today are Dave Shull, CEO, and Wes Gutierrez, CFO. We just distributed a press release and filed an 8-K detailing our first quarter 2020 financial results. In addition, we posted a downloadable model on our IR site showing our historical financial results and GAAP to non-GAAP reconciliations. We are simultaneously webcasting this call. After this call, a transcript of the Company’s prepared remarks will be available and thereafter you will be able to access a recording of this call on our website at tivo.com as well.

Our discussion includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, TiVo’s growth, business opportunities, operating results and strategies of each of its businesses, our future actions to achieve additional annualized cost savings and drive long-term profitable growth, demand for our product offerings and deployments and market acceptance of future offerings, future trends in viewership of entertainment content, the timing, completion and success of the TiVo/Xperi transaction and ,the acceptance of the combined TiVo/Xperi offerings by the marketplaces we serve. We caution you not to put undue reliance on these forward-looking statements, as they involve risks and uncertainties that may cause actual results to vary materially from these forward-looking statements, as described in our “Risk Factors” in our reports filed with the SEC. Any forward-looking statements made on this call reflect our analysis as of today and we have no plans or duty to update them except as required by law. With that, I will now turn the call over to our CEO, Dave Shull.

CEO Script, Dave Shull

Thanks everyone for joining us today for our first quarter 2020 earnings call.

We find ourselves in uncharted waters as people, a company and a global community. Everyone is having to adjust to radically different environments. With kids struggling to complete virtual schooling and many business operations being disrupted, we all are facing new challenges, including even what were once mundane tasks of purchasing groceries and supplies. Most importantly, however, our dedicated essential workers are having to navigate all of this while continuing to protect the health, safety and critical operations of our communities. The public health crisis we face is unprecedented, and our top priority remains the safety of our employees, partners and customers. So, foremost, I hope all of you and your families are well.

Today, I am able to give a big, public and heartfelt “thank you” to everyone at TiVo for their dedication and hard work supporting customers and partners during these difficult times.

Despite the incredible uncertainties resulting from the Coronavirus pandemic, I am pleased to report that TiVo and its employees delivered strong financial performance this past quarter. Our Q1 revenues were $160 million, consistent with our internal plans, and we exceeded expectations for Adjusted EBITDA, which was $58 million in Q1 – an increase of 55% year-over-year, showing significant achievement with our previously-stated profitability initiatives. We made progress streamlining the business and our non-GAAP Total COGS and OpEx have decreased by 16% from the prior year.

From a strategic standpoint, while the coronavirus has been disruptive on a global scale, it has validated our belief that there is a tremendous desire for the type of unified entertainment finding and watching experience provided by TiVo. The overall strategic relevance of our business model has never been greater. Many of TiVo’s secular trends not only remain intact, but have accelerated.

We’ve continued to execute against the two key value drivers that I have highlighted in prior calls. The first is launching TiVo wholeheartedly into the streaming wars with cutting edge streaming products that uniquely solve the emerging challenges of digital entertainment. The second is instituting a strong operating focus and excellence throughout the TiVo organization, through a combination of smart investments in long-term growth, disciplined spending, cost controls, and keeping these efforts aligned with a clear strategic vision.

First, as it relates to our product business: viewership metrics show that people are, of course, watching more content during these times. For example, starting March 23rd, the second week of shelter in place ordinances, we saw a 58% increase in entertainment watching across the TiVo platform. Not only was there a 600% increase in viewing of pandemic-related titles, but we also saw significant increases in cooking titles, kids programming, and news. As people are spending more time at home, making entertainment easy to find, watch, and enjoy has never been more vital and essential. I’m proud of the TiVo team rising to support this increased volume despite all of the challenges of working from home.

These viewership metrics bode well for TiVo: the pay TV operator households deploying the TiVo user experience are up from the prior year in the Americas and we continue to transition more legacy Classic Guide households to TiVo Experience 4. We are working closely with our customers to help them adapt to the new environment as well, including developing a self-install process for our cable operators so that they no longer have to go into customers’ homes to set up an entertainment viewing platform. As a result, we expect our Android TVTM based IPTV deployments to fuel footprint growth for 2020.

We now have eleven North American operators who have entered into agreements to deploy this solution, up from nine last quarter, which includes broadband-only households. We also continue to expand internationally. In the last 90 days, TiVo has moved from the sales win stage to actual deployment of our Android TVTM based IPTV platform at three major operators: Liberty Latin America, RCN, and TDS Telecom.

On the new product front, the Stream 4K product that we previewed in January at the Consumer Electronics Show to an incredibly positive reception from media and the wider industry, was launched this morning on TiVo.com. With an introductory price of $49.99, including a free 7-day trial of Sling TV for new Sling TV customers, Stream 4K will provide a new way to integrate video streaming services like Netflix, Prime Video and Google Play with live TV streaming provided by Sling TV and our own TiVo+ content.

During the COVID-19 pandemic, viewers are struggling to find their favorite streaming shows; they are overwhelmed by an overflowing sea of streaming apps. TiVo Stream 4K integrates all of that content with recommendation and search features to make it easier to find, watch and enjoy the best entertainment, news, and sports from today’s most popular services. TiVo Stream 4K users can also access TiVo+, our growing video network, which delivers live streaming channels and thousands of movies and TV shows to viewers in an app-free environment, alongside the TV and subscription services they already use and love. This week, we announced a new content deal with Pluto TV, which will add over 70 new channels to the current TiVo+ lineup of popular channels such as Traveler, SportsWire, Bon Appetit, Cheddar, Tastemade, USA Today, Wired, and Filmrise Movies, among others. This agreement will be a major expansion to TiVo+ as it will be able to distribute exclusive Viacom and CBS programming, movies, news, sports, Latinx, and African American programming from Pluto TV’s catalog.

Moving on to our IP licensing business, our first quarter revenues were up 10% year-over-year. We continued to add to our OTT licensing program with a new long-term IP license with another major content provider network this quarter. We also had IP licensing success internationally in Q1 by renewing multi-year agreements with NTT Docomo, Japan’s leading mobile provider, and with Funai, a world leader in the design and manufacturing of innovative consumer electronics and OEM products including TVs and Blu-Ray players.

We are pleased with the progress of our IP licensing business as it continues to build and secure a strong and diverse base of customers. This progress has continued despite our ongoing dispute with Comcast.

Turning now to Comcast, I am pleased we achieved an important victory in the Federal Circuit, which in March affirmed Rovi’s win against Comcast in our first International Trade Commission case. In addition, the ITC’s final determination in our second ITC case in April affirmed the Administrative Law Judge’s initial determination finding that Comcast infringed on another one of Rovi’s patents. Our two victories against Comcast at the ITC are significant because they reaffirmed that Comcast is subject to ITC jurisdiction, and confirm that the ITC will continue to be a venue where we can seek to protect our valuable intellectual property against Comcast’s ongoing, unauthorized use. We are one of the few leading technology companies that has been able to secure multiple exclusion orders in successive ITC actions over the past few years, underscoring the relevance and strength of our intellectual property. As a result of these rulings and our other ongoing efforts to protect our valuable intellectual property, Comcast has been forced to remove important features and functionality from their X1 offering. These are features and functions that all of our other licensees – including Comcast’s competition – can continue to offer to their subscribers.

As we look to the future, we will continue to take the necessary steps to protect our IP against unauthorized use by Comcast. For example, as reported last quarter, we completed the trial in the third ITC case against Comcast in January. The Administrative Law Judge’s initial determination for the third ITC case is currently due by June 29, 2020 and the Commission’s final determination is due by October 29, 2020.

[CONCLUSION]

Before I turn things over to Wes so he can walk through the specifics of our financial performance, I said earlier that we have been fortunate in that our business model and end markets have proven to be extremely durable, despite the overall macroeconomic conditions. The overall strategic relevance of our business remains vital as entertainment content is a critical outlet for people during this challenging time. With the frustrations of daily life, none of us want to waste time struggling to find entertainment – whether it be the comedies, the uplifting stories, the cautionary tales, the distractions of a good drama or reality docuseries, or the current news of our world. We believe TiVo’s solutions are perfectly targeted to this challenging new world.

Once again, I would especially like to thank the entire TiVo team for their dedication and support during this time. We have been laying the groundwork over the last year to streamline the business and I’m so proud of the way this team has stepped up regardless of the external challenges to not only maintain our strong financial results, but also to remain innovative by launching new products like TiVo Stream and adapting other offerings, such as our self-installed IPTV solution.

Finally, I would like to provide you with an update on TiVo’s merger with Xperi. We have filed definitive proxy materials with the SEC and have mailed these materials to our stockholders for our Special Meeting of Stockholders to vote on the Xperi transaction. The stockholder meeting, which will be held virtually, is scheduled for May 29th. Our teams have been working diligently on integration planning and we expect to complete the merger in the current quarter. We are genuinely excited by this transformative merger with Xperi and we believe the challenges of our current environment have highlighted the importance of the strategic value of being able to successfully bring together the Xperi and TiVo technology, products, and teams.

With that, I’d like to turn to Wes to talk a little more about TiVo’s Q1 performance.

# # #

CFO Script, Wes Gutierrez

Thank you, Dave. As Dave just mentioned, we had a strong quarter in a challenging macroeconomic environment. For the first quarter of 2020, revenue was in line with our internal plan and we continue to make very strong progress with our profitability initiatives.

Turning to our first quarter results, on a consolidated basis, revenues were $159.9 million, up 1% from the first quarter of 2019. This increase was primarily due to IP Licensing revenues increasing by $6.5 million, or 10% year-over-year, driven by subscriber growth and new licenses executed since the year ago period. The increase in IP licensing revenue was partially offset by a $4.8 million decline in Product revenue as a result of revenue from a perpetual legacy classic guide license agreement with an international MSO customer executed in the year ago period, which was partially offset by an increase in TV viewership data revenue.

We exited Q1 with approximately $74 million in contracted quarterly product run rate revenues, a $2 million decrease from Q4 after removing the previously-disclosed $4 million perpetual license in Latin America from the Q4 calculation of contracted product run rate revenue. This decrease was primarily due to a decline in consumer subscription and metadata revenue. Contracted quarterly product run rate revenues are contracted revenues, generally long-term, for our core products.

Moving on to the IP Licensing business, we exited Q1 with approximately $70 million in contracted quarterly IP Licensing run rate revenues, which excludes catch-up revenues intended to make us whole for the pre-license period of use. This was flat with the fourth quarter after removing the $4 million reporting adjustment we discussed on our fourth quarter earnings call.

Turning to costs, GAAP Total Operating Costs and Expenses in Q1 2020 were $317.5 million. During the quarter, the Company recorded a $171.6 million non-cash Goodwill impairment charge driven by a decrease in the trading price of TiVo’s common stock in the quarter. Compared to Q1 2019, we reduced Research and development and Selling, general and administrative costs by $17.7 million, primarily as a result of benefits from our ongoing transformation and restructuring activities.

GAAP Operating Loss in Q1 was $157.6 million and our GAAP Loss before income taxes was $179.6 million, both driven by the goodwill impairment charge.

In terms of our Q1 non-GAAP results, non-GAAP Total COGS and OpEx was $101.7 million, down $19.1 million, or 16% year-over-year, as a result of our focused execution on cost savings, partially offset by an increase in patent litigation costs. In the last three completed quarters we took actions that will produce $27 million in annualized cost savings and we anticipate taking actions in the second quarter of 2020 that will produce an additional $8 million in annualized savings. Adjusted EBITDA in Q1 was $58.2 million, up $20.8 million, or 55%, year-over-year and Non-GAAP Pre-tax Income was $38.5 million, up $13.1 million, or 52%, year-over-year. The improvements in Adjusted EBITDA and Non-GAAP Pre-tax Income were driven by our continued efforts to optimize the business.

For the first quarter, estimated cash taxes were $6 million. GAAP Diluted Weighted Average Shares Outstanding were 127.1 million and Non-GAAP Diluted Weighted Average Shares Outstanding were 128.1 million. For those interested in calculating a Non-GAAP EPS measure, take our Non-GAAP Pre-tax Income, subtract our cash taxes, and divide by Non-GAAP Weighted Average Shares Outstanding.

We ended the first quarter with cash and cash equivalents of $108.5 million, a decrease of $316.5 million from the end of 2019, which reflects the repayment of $295 million in convertible notes during the quarter and $20.3 million of cash used in operations. As workforces around the world shifted to working from home in mid to late March due to the COVID-19 pandemic, we saw certain payments that were due in March shift into April.

As Dave mentioned, in 2019 we were very focused on company execution and have carried that focus into 2020. As we mentioned today, the Company’s Q1 2020 revenues were consistent with our internal plan. To date, we are fortunate that the COVID-19 pandemic has not had a significant impact on the Company’s revenue as the substantial majority of our revenue comes from agreements with pay TV operators and others in the video delivery industry. These agreements also provide us with a good degree of visibility into our 2020 revenue expectations. However, given the pending merger with Xperi Corporation, the Company is not providing its standalone financial outlook for the remainder of the year. We expect the combined company will issue financial expectations after the second quarter.

Thank you for your time today. While we remain committed to product innovation, we have made a lot of progress on implementing our cost savings and driving profitability in the company.

Now let me turn it back to Dave for a few final comments.

Dave Shull, CEO TiVo

Thank you, Wes. Before we end the call today, I would, once again, like to thank our employees, customers and partners during this time. Everyone, please stay safe and healthy.

Non-GAAP Financial Information

TiVo Corporation (“TiVo” or the “Company”) provides Non-GAAP information to assist investors in assessing its operations in the way that its management evaluates those operations. Non-GAAP Pre-Tax Income, Non-GAAP Cost of Licensing, Services and Software Revenues, Non-GAAP Cost of Hardware Revenues, Non-

GAAP Research and Development Expenses, Non-GAAP Selling, General and Administrative Expenses, Non-GAAP Total OpEx Excluding Goodwill Impairment, Non-GAAP Total OpEx, Non-GAAP Total COGS and OpEx, Adjusted EBITDA and Non-GAAP Interest Expense are supplemental measures of the Company’s performance that are not required by, and are not determined in accordance with, GAAP. Non-GAAP financial information is not a substitute for any financial measure determined in accordance with GAAP.

Non-GAAP Pre-tax Income is defined as GAAP Income (loss) from continuing operations before income taxes, as adjusted for the effects of items such as amortization of intangible assets, equity-based compensation, accretion of contingent consideration, amortization of debt issuance costs, amortization of convertible debt discount, mark-to-market adjustments for interest rate swaps and interest on escheat liabilities; as well as items which impact comparability that are required to be recorded under GAAP, but that the Company believes are not indicative of its core operating results such as restructuring and asset impairment charges, goodwill impairment, merger, separation and transformation costs, transition and integration costs, retention earn-outs payable to former shareholders of acquired businesses, CEO transition cash costs, remeasurement of contingent consideration, loss on debt extinguishment, impairment losses on strategic investments, gains on the sale of strategic investments and changes in escheat liabilities.

Non-GAAP Cost of Licensing, Services and Software Revenues is defined as GAAP Cost of licensing, services and software revenues, excluding depreciation and amortization of intangible assets, excluding equity-based compensation, merger, separation and transformation costs and transition and integration costs.

Non-GAAP Cost of Hardware Revenues is defined as GAAP Cost of hardware revenues, excluding depreciation and amortization of intangible assets, excluding equity-based compensation.

Non-GAAP Research and Development Expenses is defined as GAAP Research and development expenses excluding equity-based compensation, merger, separation and transformation costs, transition and integration costs and retention earn-outs payable to former shareholders of acquired businesses.

Non-GAAP Selling, General and Administrative Expenses is defined as GAAP Selling, general and administrative expenses excluding equity-based compensation, merger, separation and transformation costs, transition and integration costs, retention earn-outs payable to former shareholders of acquired businesses, CEO transition cash costs and remeasurement of contingent consideration.

Non-GAAP Total OpEx is defined as the sum of GAAP Research and development and Selling, general and administrative expenses and Depreciation excluding equity-based compensation, merger, separation and transformation costs, transition and integration costs, retention earn-outs payable to former shareholders of acquired businesses, CEO transition cash costs and remeasurement of contingent consideration.

Total OpEx Excluding Goodwill Impairment is defined as GAAP Total operating costs and expenses excluding goodwill impairment.

Non-GAAP Total COGS and OpEx is defined as GAAP Total operating costs and expenses, excluding depreciation, amortization of intangible assets, restructuring and asset impairment charges, goodwill impairment, equity-based compensation, merger, separation and transformation costs, transition and integration costs, retention earn-outs payable to former shareholders of acquired businesses, CEO transition cash costs and remeasurement of contingent consideration.

Adjusted EBITDA is defined as GAAP Operating income (loss) excluding depreciation, amortization of intangible assets, restructuring and asset impairment charges, goodwill impairment, equity-based compensation, merger, separation and transformation costs, transition and integration costs, retention earn-outs payable to former shareholders of acquired businesses, CEO transition cash costs and remeasurement of contingent consideration.

Non-GAAP Interest Expense is defined as GAAP Interest expense, excluding accretion of contingent consideration, amortization of debt issuance costs, amortization of convertible debt discount and interest on escheat liability, plus the reclassification of the current period benefit (cost) of the interest rate swaps from gain (loss) on interest rate swaps.

Cash Taxes are defined as GAAP current income tax expense excluding changes in reserves for unrecognized tax benefits.

Non-GAAP Diluted Weighted Average Shares Outstanding is defined as GAAP diluted weighted average shares outstanding except for periods of a GAAP loss. In periods of a GAAP loss, GAAP diluted weighted average shares outstanding are adjusted to include dilutive common share equivalents outstanding that were excluded from GAAP diluted weighted average shares outstanding because the Company had a loss and therefore these shares would have been anti-dilutive.

Uses and Limitations of Non-GAAP Information

The Company’s management evaluates and makes decisions about its business operations primarily based on Non-GAAP financial information. Management uses Non-GAAP financial measures as the basis for decision-making as they exclude items management does not consider to be “core costs” or “core proceeds”. For each Non-GAAP financial measure, the adjustment provides management with information about the Company’s underlying operating performance that enables a more meaningful comparison to its historical and projected financial performance in different reporting periods. For example, since the Company does not acquire or dispose of businesses on a predictable cycle, management excludes the amortization of intangible assets, merger, separation and transformation costs, transition and integration costs, retention earn-outs payable to former shareholders of acquired businesses, CEO transition cash costs and remeasurement of contingent consideration from its Non-GAAP financial measures in order to make more consistent and meaningful evaluations of the Company’s operating expenses as these items may be significantly impacted by the timing and magnitude of acquisitions. Management also excludes the effect of restructuring and asset impairment charges, goodwill impairment, loss on debt extinguishment, impairment losses on strategic investments, gains on the sale of strategic investments and changes in escheat liability. Management excludes the impact of equity-based compensation to provide meaningful supplemental information that allows investors greater visibility to the underlying performance of our business operations, facilitates comparison of our results with other periods, and may facilitate comparison with the results of other companies in our industry, as well as to provide the Company’s management with an important tool for financial and operational decision-making and for evaluating the Company’s performance over different periods of time. Due to varying valuation techniques, reliance on subjective assumptions and the variety of award types and features that may be in use, we believe that providing Non-GAAP financial measures excluding equity-based compensation allows investors to make more meaningful comparisons between our operating results and those of other companies. Management excludes the accretion of contingent consideration, amortization of debt issuance costs, amortization of convertible debt discount, mark-to-market adjustments for interest rate swaps and interest on escheat liability when management evaluates the Company’s expenses. Management reclassifies the current period benefit (cost) of the interest rate swaps from gain (loss) on interest rate swaps to interest expense in order for Non-GAAP Interest Expense to reflect the effects of the interest rate swaps as these interest rate swaps were entered into to control the effective interest rate the Company pays on its debt.

Management uses these Non-GAAP financial measures to help it make decisions, including decisions that affect operating expenses and operating margin. Management believes that making Non-GAAP financial information available to investors, in addition to GAAP financial information, may facilitate more consistent comparisons between the Company’s performance over time with the performance of other companies in our industry, which may use similar financial measures to supplement their GAAP financial information.

Management recognizes that these Non-GAAP financial measures have limitations as analytical tools, including the fact that management must exercise judgment in determining which types of items to exclude from the Non-GAAP financial information. In addition, as other companies, including companies similar to TiVo Corporation, may calculate their Non-GAAP financial measures differently than the Company calculates its Non-GAAP financial measures, these Non-GAAP financial measures may have limited usefulness to investors when comparing financial performance among companies. Management believes, however, that providing Non-GAAP financial information, in addition to GAAP financial information, facilitates consistent comparison of the Company’s financial performance over time. The Company provides Non-GAAP financial information to the investment community, not as an alternative, but as an important supplement to GAAP financial information; to enable investors to evaluate the Company’s core operating performance in the same way that management does. Reconciliations for each Non-GAAP financial measure to its most directly comparable GAAP financial measure are posted on our IR site at http://ir.tivo.com.

Important Information and Where to Find It

In connection with the proposed transaction, XRAY-TWOLF HoldCo Corporation, a Delaware corporation (“Holdco”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on April 22, 2020, a registration statement on Form S-4 (File No. 333-236492) that includes a joint proxy statement of TiVo and Xperi Corporation, a Delaware corporation (“Xperi”) and that also constitutes a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). TiVo, Xperi and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which TiVo, Xperi or Holdco may file with the SEC. INVESTORS, TIVO STOCKHOLDERS AND XPERI STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, TiVo stockholders and Xperi stockholders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by TiVo, Xperi or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of TiVo and Xperi at the following:

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

1-818-295-6651

IR@tivo.com

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

1-818-436-1231

IR@xperi.com

Participants in the Solicitation

TiVo, Xperi or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s annual report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s annual report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. TiVo stockholders and Xperi stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of TiVo and Xperi directors and executive officers in the transaction, which may be different than those of TiVo and Xperi stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of TiVo and Xperi; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including TiVo’s and Xperi’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against TiVo, Xperi or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm TiVo’s or Xperi’s business, including current plans and operations; (vii) the ability of TiVo or Xperi to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting TiVo’s and Xperi’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which TiVo and Xperi operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect TiVo’s and/or Xperi’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact TiVo’s or Xperi’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, natural disasters, the outbreak of coronavirus or similar outbreaks or pandemics, and their effects on economic and business environments in which TiVo and Xperi operate, as well as TiVo’s and Xperi’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of TiVo’s and/or Xperi’s. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect TiVo’s or Xperi’s consolidated financial condition, results of operations, or liquidity. TiVo assumes no obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.